SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Alterity Therapeutics Limited

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-220886) and Form S-8 (File No. 333-228671).

Alterity Therapeutics Limited

6-K	Items

1.	Becoming a substantial holder – Alterity

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alterity Therapeutics Limited
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

April 11, 2019

603 page 1/2 15 July 2001

Form 603

Corporations Act 2001

Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Alterity Therapeutics Limited (formerly Prana Biotechnology Limited)

ACN/ARSN	080 699 065

1. Details of substantial holder (1)

Name	Alterity Therapeutics Limited

ACN/ARSN (if applicable)	080 699 065

The holder became a substantial holder on	8 / 4/ 2019

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Fully paid ordinary shares	288,498,110	288,498,110	33.51%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Alterity Therapeutics Limited	Deemed to arise from voluntary escrow under a voluntary restriction agreement between the company and Life Biosciences LLC and lock up letters in respect of shares held by certain directors & the company secretary.	288,498,110 fully paid ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Register holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Alterity Therapeutics Limited	Life Biosciences LLC	Life Biosciences LLC	269,905,533 fully paid ordinary shares
Alterity Therapeutics Limited	Geoffrey Paul Kempler	Geoffrey Paul Kempler	30,000 fully paid ordinary shares
Alterity Therapeutics Limited	Baywick Propriety Limited <The Retail Discretionary A/C>	Baywick Propriety Limited <The Retail Discretionary A/C>	14,165,000 fully paid ordinary shares
Alterity Therapeutics Limited	Crystal Triangle Pty Ltd <GPK Super Fund A/C>	Crystal Triangle Pty Ltd <GPK Super Fund A/C>	90,000 fully paid ordinary shares
Alterity Therapeutics Limited	NRB Developments Pty Ltd [ABN 29 080 699 029]	NRB Developments Pty Ltd [ABN 29 080 699 029]	2,970,000 fully paid ordinary shares
Alterity Therapeutics Limited	Sandhurst Trustees Ltd <JMFG Consol A/C>	Sandhurst Trustees Ltd <JMFG Consol A/C>	756,000 fully paid ordinary shares
Alterity Therapeutics Limited	Navigator Australia Ltd < MLC Investment Sett A/C>	Navigator Australia Ltd < MLC Investment Sett A/C	326,666 fully paid ordinary shares
Alterity Therapeutics Limited	Lampam Pty Ltd [ABN 26 087 675 125]	Lampam Pty Ltd [ABN 26 087 675 125]	43,111 fully paid ordinary shares
Alterity Therapeutics Limited	Shared Office Services Pty Ltd <PHILANNE Super Fund A/C>	Shared Office Services Pty Ltd <PHILANNE Super Fund A/C>	211,800 fully paid ordinary shares

603 page 2/2 15 July 2001

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash
Alterity Therapeutics Limited	8 April 2019	No consideration.		288,498,110 fully paid ordinary shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
n/a	n/a

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Alterity Therapeutics Limited	Level 3, 460 Bourke Street, Melbourne, Vic, 3000
Life Biosciences LLC	75 Park Plaza, 3rd Floor, Boston, MA 02116 USA
Geoffrey Paul Kempler	19 Crotonhurst Avenue, Caulfield North, Vic, 3161
Baywick Propriety Limited <The Retail Discretionary A/C>	19 Crotonhurst Avenue, Caulfield North, Vic, 3161
Crystal Triangle Pty Ltd <GPK Super Fund A/C>	19 Crotonhurst Avenue, Caulfield North, Vic, 3161
NRB Developments Pty Ltd [ABN 29 080 699 029]	19 Crotonhurst Avenue, Caulfield North, Vic, 3161
Sandhurst Trustees Ltd <JMFG Consol A/C>	Level 5, 120 Harbour Esplanade, Docklands, Vic, 3008
Navigator Australia Ltd < MLC Investment Sett A/C>	19 Crotonhurst Avenue, Caulfield North, Vic, 3161
Lampam Pty Ltd [ABN 26 087 675 125]	Hillyer Riches, 12 Derby Road, Caulfield East, Vic, 3145
Shared Office Services Pty Ltd <PHILANNE Super Fund A/C>	Level 3, 62 Lygon Street, Carlton, Vic, 3053

Signature

print name	Phillip Hains	capacity	Company Secretary
sign here		date	11/4/2019